[GRAPHIC OMITTED] Acergy

NEWS RELEASE

                  Acergy S.A. Notice of Annual General Meeting

London, England - March 5, 2008 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) today confirmed the Annual General Meeting of shareholders will be held on Friday May 23, 2008 at 3:00 p.m. local time at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg. All shareholders of record as of Monday March 31, 2008 will be entitled to vote at the meeting.

Further to the release dated February 25, 2008 if the Annual General Meeting of shareholders approve the proposed payment of dividend of USD 0.21 per Common Share, the shareholders who will be entitled to such dividend will be those who are shareholders of record as of Thursday May 29, 2008. In such case the first trading date ex-dividend will be Tuesday May 27, 2008 and the date of payment of dividend will be Thursday June 12, 2008.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 7290 1744
karen.menzel@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or government enquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.